FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of April 2012
No. 04

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On April 24, 2012, the registrant announces First Quarter 2012 Financial Results Conference Call.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: April 24, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces First Quarter 2012
Financial Results Conference Call

MIGDAL HAEMEK, Israel – April 24, 2012 – TowerJazz (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, will issue its first quarter 2012 earnings release on Thursday, May 17, 2012. The Company will hold a conference call to discuss its first quarter 2012 financial results and second quarter 2012 guidance on Thursday, May 17, 2012, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 05:00 p.m. Israel time).

This call will be webcast by Thomson/CCBN and can be accessed on TowerJazz’s website at www.towerjazz.com, or can also be accessed in the U.S. and in Israel by calling a domestic number:

1-888-407-2553     (U.S. Toll-Free)
03-918-0610              (Israel)
+972-3-918-0610              (International)

The webcast is also being distributed through the Thomson Street Events Network to both institutional and individual investors. Individual investors can listen to the call at www.earnings.com, Thomson/CCBN’s individual investor portal powered by StreetEvents. Institutional investors can access the call via Thomson’s password-protected event management site, StreetEvents (www.streetevents.com).

The teleconference will be available for replay for 90 days.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor  Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

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Contact Information:
TowerJazz	CCG Investor Relations
Noit Levi, +972 4 604 7066	Tel: 1 646 201 9246 (US) / +972 2 563 6521 (Israel)
noit.levi@towerjazz.com	kenny@ccgisrael.com